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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14049649

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 18 2014

SEC FILE NUMBER
8-67105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MVP Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Wall Street, #19R
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Perlstein, CEO (212) 962-2100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/27/14

OATH OR AFFIRMATION

I, Steven R. Perlstein, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MVP Financial, LLC, (Company), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven R. Perlstein, CEO

Sworn and subscribed to before me this 14 day of March, 2014.

JOLANTA SMULSKI
Notary Public, State of New York
Qualified in Richmond County
No. 01SM6258079
My Commission Expires 03-19-2016

This report contains (check all applicable boxes):

			Page
		Report of Independent Registered Public Accounting Firm	1-2
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	3
(x)	(c)	Statement of Operations.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Member's Equity.	6
(x)	(f)	Statement of Changes in Subordinated Liabilities.	7
(x)		Notes to Financial Statements.	8 – 9
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	10
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11 – 12

MVP Financial, LLC

(SEC I.D. No. 8-67105)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Member of
MVP Financial, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of MVP Financial, LLC, (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MVP Financial, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 10 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
March 12, 2014

MVP FINANCIAL, LLC
BALANCE SHEET
DECEMBER 31, 2013

ASSETS

Cash	$	10,199
Commissions receivables		631
Prepaid expenses		779
Total Assets	$	11,608

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	7,929
Subordinated loan payable		25,000
Total Liabilities		32,929
Contingencies		-
Member's equity		(21,321)
Total Liabilities and Member's Equity	$	11,608

The accompanying notes are an integral part of these financial statements

MVP FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Fee income	$77,162
Total revenues	77,162
Costs and Expenses:	
Commissions	1,767
Promotional	9,915
Guaranteed payments	48,500
Professional fees	21,090
Travel and entertainment	14,305
Office expense	67,195
Communications	3,094
Interest expense	3,000
Regulatory fees and expenses	4,418
Clearing fee	14,534
Total costs and expenses	187,818
Net (loss)	$ (110,656)

The accompanying notes are an integral part of these financial statements.

MVP FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities:	
Net (loss)	$ (110,656)
Adjustment to reconcile net (loss) to net cash (used) by operating activities:	
Decrease in clearing deposit	25,000
Decrease in commissions receivables	4,184
Decrease in prepaid expenses	1,683
(Decrease) in accounts payable and accrued expenses	(4,695)
Net Cash (Used) By Operating Activities	(84,484)
Cash Flows From Investing Activities:	-
Cash Flows From Financing Activities:	
Member's capital contribution	19,500
Net Cash Provided By Financing Activities:	19,500
Net Decrease In Cash	(64,984)
Cash at beginning of the year	75,183
Cash at end of the year	$ 10,199

The accompanying notes are an integral part of these financial statements.

MVP FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Total Member's Equity
Balance, January 1, 2013	$ 69,835
Additional capital contribution	19,500
Net (loss)	(110,656)
Balance, December 31, 2013	$ (21,321)

The accompanying notes are an integral part of these financial statements.

MVP FINANCIAL, LLC
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2013

		Total Member's Equity
Balance, January 1, 2013	$	25,000
Increase (decrease)		-
Balance, December 31, 2013	$	25,000

The accompanying notes are an integral part of these financial statements.

MVP FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

MVP Financial, LLC (the "Company") was formed on January 15, 2004, in the state of Delaware, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corp. (SIPC).

The Company clears all of its securities transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

2. SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES

The Company is a single-member Limited Liability Company and, as a result, is a disregarded entity for tax purposes. As a result of the foregoing, the Company makes no provision for Federal, State, or Local income taxes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $2,900 which was below the minimum requirement of $5,000.

4. RELATED PARTY TRANSACTIONS

MVP Holding Corp. (an affiliated company) entered an expense-sharing agreement on July 22, 2013. MVP Holding Corp. provides office space, utilities, telephone, equipment, and office supplies, which benefit MVP Financial, LLC. For 2013, MVP Financial, LLC paid $46,550 to MVP Holding Corp.

5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 12, 2014, which is the date the financial statements were available to be issued.

MVP FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:	
Total member's equity	$ (21,321)
Additions:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	25,000
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(779)
Net capital before haircuts on securities positions	2,900
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 2,900
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 7,929
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 529
Minimum net capital required	$ 5,000
Excess net capital	$ (2,100)
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ (3,100)
Percentage of aggregate indebtedness to net capital is	273%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2013 is attributable to the following:

Net capital was report by Company	$ 3,401
Audit adjustments - accounts payable	(500)
Net capital per audited report	$ 2,900

See Independent Auditors' Report.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Member of
MVP Financial, LLC

In planning and performing our audit of the financial statements of MVP Financial, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
March 12, 2014